FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 15, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for July 15, 2009 and incorporated by reference herein is the Registrant’s immediate report dated July 15, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: July 15, 2009

BLUEPHOENIX COMPLETES IT MODERNIZATION PROJECT
FOR EXPORT-IMPORT BANK OF THE UNITED STATES

CARY, NC – July 15, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven IT legacy modernization solutions, today announced that it has completed a major IT modernization project for Export-Import Bank of the United States (“Ex-Im Bank”).

The extensive project, involving the migration of core business applications, associated databases, and their re-hosting from a mainframe platform to a Windows environment, took approximately 9 months to complete. The sizeable resulting reductions in licensing and maintenance costs saw Export-Import Bank realize a return on project investment in 12 months. In addition to reducing operating costs, this project has helped the Ex-Im Bank consolidate database platforms, reduce data redundancy and build a data warehouse, thereby further improving efficiencies for accessing and reporting on mission critical business information and metrics.

The modernization initiative was carried out using BluePhoenix’s proven IT modernization methodologies, automated modernization tools and experienced professional services team.

“We are pleased to have worked with Export-Import Bank on this successful IT modernization project,” said Yaron Tchwella, CEO, BluePhoenix Solutions. “This is another great example of the benefits of migrating applications in order to leverage valuable business logic, while enabling businesses to dramatically reduce their operational costs”.

About Export-Import Bank of the United States

Export-Import Bank is the official export-credit agency of the United States. The independent, self-sustaining federal agency, now in its 75th year, helps to create and maintain U.S. jobs by financing the sale of U.S. exports, primarily to emerging markets throughout the world, by providing loan guarantees, export-credit insurance and direct loans. On average, 85% of the Ex-Im Bank transactions directly benefit U.S. small businesses. Ex-Im Bank has supported more than $400 billion of U.S. exports. For more information, visit www.exim.gov.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” plans,” “believes,” “estimates,” “intends” or the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the ability to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+97299526110
vsagiv@bphx.com